UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File No. 333-167219

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Tansition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LOTON CORP.

Full Name of Registrant

Former Name if Applicable

620 NORTH BEVERLY DRIVE

Address of Principal Executive Office (Street and Number)

BEVERLY HILLS, CA 90210

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 30, 2014, Loton Corp. (the “Company) filed with the Securities and Exchange Commission (the “SEC”) a Current Report on Form 8-K (the “Original Form 8-K”), with respect to the Company’s entry into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Loton Acquisition Sub I, Inc., a Delaware corporation (“Acquisition Sub”) and KoKo (Camden) Holdings (US), Inc. (“KoKo Parent”), a Delaware corporation and wholly-owned subsidiary of JJAT Corp. (“JJAT”), a Delaware corporation wholly-owned by Robert Ellin, the Company’s Executive Chairman, President, Director and controlling shareholder (“Mr. Ellin”), and his affiliates (the “Merger”). As a result of the Merger, KoKo Parent became a wholly-owned subsidiary of the Company, and the Company’s primary business became that of KoKo Parent and its subsidiaries, KoKo (Camden) Limited, a private limited company registered in England and Wales (“KoKo UK”) which owns 50% of OBAR Camden Holdings Limited, a private limited company registered in England and Wales (“OCHL”) which in turn wholly-owns its operating subsidiary OBAR Camden Limited, a private limited company registered in England and Wales (“OCL”).

The Company was unable, without unreasonable effort or expense, to finish the process of consolidating OCHL and OCL to complete the financial statements for the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 (the “Form 10-Q”) on or before August 14, 2014. This process is nearly complete, and the Company expects to file the Form 10-Q on or prior to August 19, 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Barry Regenstein	516	569-0355
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Information set forth below reflects anticipated significant changes in results of operations of OCHL and OCL (as accounting successor in the Merger) from the corresponding period for the last fiscal year.

Operating expenses for the three months ended June 30, 2014 are estimated to be $2.284 million, or 124% of revenues, as compared to $1.084 million, or 67% of revenues, for the prior year period.

Loss from operations for the three months ended June 30, 2014 is estimated to be $717,000 as compared to income from operations of $292,576 for the prior year period.

Net loss for the three months ended June 30, 2014 is estimated to be $839,000 (loss of approximately $0.02 per share) as compared with net income of $115,323 (income of approximately $0.01 per share) for the prior year period.

This notification may contain forward-looking statements. Forward-looking statements are statements that are not historical facts and may include statements regarding, among other things, estimated financial results and results of operations. Such statements are based upon the current beliefs and expectations and are subject to risks and uncertainties which could cause actual results and/or the timing of events to differ materially from those set forth in the forward-looking statements. More detailed information about these and other factors are detailed in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended April 27, 2014 filed with the SEC on July 29, 2014 and under Item 1A “Risk Factors” and in the Form 10-K information for our 50%-owned subsidiary, Obar Camden Holdings Limited set forth in our Current Report on Form 8-K/A filed with the SEC on June 30, 2014.

LOTON CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2014	By:	/s/ Barry Regenstein
Name: Barry Regenstein
Title: Interim Chief Financial Officer